

Mail Stop 7010

April 7, 2009

By U.S. Mail and Facsimile

Lawrence T. Bell
General Counsel
Ecolab Inc.
370 Wabasha Street North
St. Paul, Minnesota 55102

Re: Ecolab Inc.
Form 10-K for Fiscal Year Ended
December 31, 2007
Proxy Statement on Schedule 14A
Filed on March 19, 2008
File No. 1-09328

Dear Mr. Bell:

        We have reviewed your response letter dated March 31, 2009 and have the following additional comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion & Analysis, page 27

1.   We note your response to comment 1 from our letter dated March 19, 2009 and reissue this comment. In this regard, we are requesting disclosure which describes the nature of the individual performance goals similar to the disclosure in your March 31, 2009 response letter to us. Note that we are not asking you to quantify these qualitative goals. Please confirm that in future filings, you will disclose the nature of the individual performance goals for each of your named executive officers who have such goals.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct questions to Sherry Haywood, Staff Attorney at (202) 551-3345, or me at (202) 551-3760.

Sincerely,

Pamela Long
Assistant Director

cc: Sarah Z. Erickson (*via facsimile 651/ 293-2573*)
Associate General Counsel
Ecolab Inc.